

Mail Stop 3561

August 24, 2009

Via U.S. Mail

Victor A. DeJesus
Vice President and Chief Financial Officer
World Omni Auto Receivables LLC
190 Jim Moran Blvd.
Deerfield Beach, FL 33442

> **Re:** **World Omni Auto Receivables LLC**
> **Amendment No. 3 to Registration Statement on Form S-3**
> **Filed August 11, 2009**
> **File No. 333-159392**

Dear Mr. DeJesus:

We have received your response to our comment letter dated July 29, 2009 and have the following additional comments.

Registration Statement on Form S-3

Opinion of Kirkland & Ellis LLP with respect to legality, Exhibit 5.1

1. Please amend the legality opinion to state that the Notes will be legally binding obligations of the Trust.

2. Please further revise to state that the Certificates will be legally and validly issued, fully paid and non-assessable.

3. Refer to the first sentence of the first paragraph on page 2 of the opinion. Revise to remove the inference that you are only "generally" familiar with the proceedings required to be taken in connection with the securities offering.

Opinion of Kirkland & Ellis LLP with respect to federal income tax matters, Exhibit 8.1

4. It appears that Exhibit 8.1 is a short-form tax opinion. As such, please amend your opinion to state that the discussion in your prospectus supplement entitled "Material Federal Income Tax Consequences" is your tax opinion.

Alternatively, provide a long-form tax opinion that opines on the material tax consequences of the transaction.

5. Refer to the first sentence of the first paragraph on page 2 of the opinion. Revise to remove the inference that you are only "generally" familiar with the proceedings required to be taken in connection with the securities offering.

****

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Victor A. DeJesus
World Omni Auto Receivables LLC
August 24, 2009
Page 3

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3642 with any questions.

Regards,

Lauren Nguyen
Attorney-Advisor

cc: James J. Antonopoulos
       via facsimile (312) 862-2200